UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 3, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

The following document is being submitted herewith:

•                 Press Release dated August 3, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	August 3, 2017	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Reports Second Quarter 2017 Results

Q2 HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                 Earnings were $919 million or $0.56 per common share for the second quarter and $1,557 million or $1.11 per common share for the six-month period, both including the impact of a number of unusual, non-recurring or non-operating factors

•                 Adjusted earnings were $662 million or $0.41 per common share for the second quarter and $1,337 million or $0.95 per common share for the six-month period

•                 Adjusted earnings before interest and income taxes (EBIT) were $1,713 million for the second quarter and $3,228 million for the six-month period

•                 Available cash flow from operations (ACFFO) was $1,324 million or $0.81 per common share for the second quarter and $2,539 million or $1.81 per common share for the six-month period; 2017 ACFFO per share guidance range is unchanged at $3.60-$3.90 per share

•                 On June 1, 2017, Enbridge paid a previously announced quarterly dividend on its common shares of $0.61 per share, a 15% increase over the quarterly dividend paid on June 1, 2016

•                 Enbridge announced today that it will begin construction this summer to replace certain segments of the Line 3 pipeline in Canada; in the United States, construction has now begun in Wisconsin (collectively, the Line 3 Replacement Program). The Line 3 Replacement Program is expected to come into service in the second half of 2019

•                 Enbridge continued the execution of its secured growth program bringing an additional $5 billion of growth projects into service during the quarter

•                 In June 2017, Enbridge announced that it had secured the $1.0 billion T-South natural gas pipeline expansion in British Columbia, the $0.5 billion Spruce Ridge expansion on the T-North natural gas network in British Columbia (Spruce Ridge Program), and the $0.4 billion expansion of the Hohe See Offshore Wind Project in Germany (Hohe See Expansion Project)

•                 Subsequent to the first quarter of 2017, the Company further strengthened its financial position with the issuance of US$1.0 billion of hybrid debt securities and made significant progress on its capital funding plan by issuing over $5 billion of term debt, primarily to refinance long-term debt at favourable rates

•                 On July 31, 2017, Enbridge completed the sale of its interest in the Olympic refined products pipeline (Olympic Pipeline) for $0.2 billion. This sale further bolsters the balance sheet and brings total asset monetizations executed to $2.5 billion since the announcement of the merger with Spectra Energy Corp (Spectra Energy) (the Merger Transaction)

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors are described under Forward-Looking Information, and significant risk factors are described under Non-GAAP Measures, in this news release.

CALGARY, ALBERTA – August 3, 2017 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported second quarter 2017 adjusted EBIT of $1,713 million. Second quarter ACFFO was $1,324 million, or $0.81 per common share. This was the first full quarter of operations subsequent to the Merger Transaction that closed on February 27, 2017.

The largest driver of EBIT growth for the second quarter of 2017 relative to the second quarter of 2016 was the contribution of Enbridge’s new natural gas assets acquired in the Merger Transaction, which has substantially diversified the Company’s asset base and business platforms. Also contributing to year-over-year growth was improved performance from Green Power and Transmission and the impact of a stronger United States dollar. These positive contributors were partially offset by lower results in Energy Services and Liquids Pipelines.

Liquids Pipelines’ results for the quarter were impacted by several transitory items including a significant unexpected outage and accelerated maintenance at a customer’s upstream facility, additional related and unrelated production disruptions, and a hydrostatic testing program on Line 5 during the month of June 2017. The combined adjusted EBIT impact on the Canadian and United States mainline system (Mainline System) of these factors was approximately $50 million in the quarter. Up until the month of June, the Mainline System had been delivering near record volumes and operating under apportionment in heavy crude oil service. Apportionment on the Mainline System also impacted the EBIT contribution of certain downstream pipelines during the quarter.

EBIT generated by Liquids Pipelines is expected to grow over the second half of 2017 as throughput on the Mainline System returns to levels achieved earlier in the year. This is driven in part by capacity optimization projects completed in the first half of the year that will address capacity constraints and help alleviate apportionment.

ACFFO for the second quarter was $1,324 million, an increase of $456 million over the comparable prior period, driven largely by the same factors noted above. ACFFO of $0.81 per share was lower than the prior period primarily as a result of the issuance of additional shares as consideration under the Merger Transaction.

“Our financial results this quarter highlight the benefits of having a well-diversified portfolio of businesses and growth platforms,” said Al Monaco, President and Chief Executive Officer. “The overall performance of the US Gas Transmission assets that we acquired in connection with the Merger Transaction has been solid and as expected. We anticipate the performance of our Liquids Pipelines business to strengthen over the balance of the year as production and throughput ramps back up on the Mainline System and we benefit from capacity optimization initiatives that have been implemented to accommodate greater heavy volumes. Given the strengthening outlook for Liquids Pipelines, the success we are having in executing our secured growth program, and our progress in driving out synergies from the Merger Transaction thus far, we remain right on track for delivering financial results in line with the guidance we provided earlier in the year.”

Commenting on the overall strategic positioning and near term outlook for the business, Mr. Monaco noted: “I’m pleased with the progress that we’ve made in this first full quarter since we merged with Spectra Energy. Management is keenly focused on the key strategic priorities that we laid out at our mid-year investor update which include: growing organically, minimizing risk and streamlining the organization. Since the end of the first quarter, we’ve brought $5 billion of projects into service, added high-quality, low-risk organic projects to our inventory of secured growth projects, executed on our funding plans and strengthened the balance sheet. Our integration and synergy realization plans remain right on track and we continue to optimize the performance of our existing assets while operating safely and reliably. Entering the second half of the year, we are well-positioned to deliver growing cash flow in line with expectations, and we look forward to our core business and projects coming into service this year and next driving growing cash flows in 2018 and 2019.”

Line 3 Replacement Program

Enbridge announced today that it will begin construction this summer on certain segments of the Line 3 Replacement Program in Canada and that construction in Wisconsin has commenced. This program entails a full replacement of the existing pipeline which runs from Hardisty, Alberta to Superior, Wisconsin.

All required regulatory permitting is in place to proceed with the Canadian construction work. Regulatory permitting is also in place for construction in North Dakota and in Wisconsin. The only remaining jurisdiction in which the regulatory permitting process is still under way is in Minnesota, where the Minnesota Department of Commerce is expected to release a Final Environmental Impact Statement in the third quarter of 2017. Based on the expected regulatory process and timeline, Management’s anticipated in-service date for the project is the second half of 2019.

Given the updated execution plan, the finalized cost estimate for the project is now $5.3 billion in Canada and US$2.9 billion in the United States. The revised cost is approximately 9 percent above the original estimate at the time of project sanctioning in 2014, and primarily reflects delays in the regulatory process, scope changes and route modifications as well as other changes that resulted from the extensive consultation process. The impact of these additional costs on project returns are fully offset by lower estimated operating costs and a stronger United States dollar relative to the original project assumptions.

“Line 3 is a critical piece of energy infrastructure that supports our economy and assures reliable and cost-effective supply of energy,” commented Mr. Monaco. “The new Line 3 will comprise the newest and most advanced pipeline technology and provide much needed incremental capacity to support Canadian crude oil production growth and United States and Canadian refinery demand.”

Project Execution

Enbridge continued to execute on its secured growth capital program, bringing an additional $5 billion of projects into service this quarter, including Sabal Trail Transmission, LLC’s natural gas pipeline, the Norlite Pipeline System, and its equity investment in the Bakken Pipeline System (which commenced service during the quarter). This brings the total growth capital projects brought into service to well over $6 billion thus far in 2017. Over the remainder of this year, the Company expects to bring a further $7 billion of growth projects into service. All of these projects are supported by low-risk long-term take-or-pay contracts, cost-of-service frameworks or similar commercial arrangements and will provide a significant uplift to cash flow as they come into service.

New Secured Growth Projects

At its mid-year investor conference in June, Enbridge announced the addition of $1.9 billion of new secured growth projects.

Following a highly successful open season, Enbridge is proceeding with the $1.0 billion T-South natural gas pipeline expansion project. This expansion will add 190 million cubic feet per day (mmcf/d) of additional capacity supported by long-term contracts under a cost-of-service framework, and will enable greater access for growing Montney production to attractive demand pull markets in the Pacific Northwest by late 2020. Enbridge is also proceeding with the expansion of several segments of the T-North natural gas gathering and transportation system in British Columbia to facilitate better access and connectivity to regional infrastructure. The $0.5 billion Spruce Ridge Program is supported by long-term contracts under a cost-of-service framework and is expected to come into service in the second half of 2018.

The sanctioning of the $0.4 billion Hohe See Expansion Project brings Enbridge’s total investment in this facility to $2.1 billion. As co-developer, Enbridge will participate in the construction and operation of the project, which is supported by long-term fixed price power purchase contracts. Completion of this low-risk and immediately accretive project is expected in the second half of 2019.

“We’ve now successfully secured almost $4 billion of new projects since the Merger Transaction was announced,” noted Mr. Monaco. “Our success reflects the strength of our diversified business model, which incorporates six strategic growth platforms post the Merger Transaction. These new projects are a great fit with Enbridge’s investor value proposition, extending our industry leading $31 billion secured capital program into 2020, and supporting our long-term dividend growth outlook of 10-12 percent through 2024.”

Funding Progress

During the second quarter of 2017, Enbridge was active in the capital markets, making significant progress on the execution of its funding plan.

Since the end of the first quarter, the Company has raised over $5 billion of term debt in both the United States and Canadian markets across a range of maturities, the proceeds of which were primarily used to refinance existing or maturing debt at favourable rates. In July, Enbridge successfully completed tender offers for approximately US$1.0 billion of outstanding Spectra Energy Capital, LLC term debt as part of an ongoing effort to streamline and simplify the Company’s financing structure and further reduce its cost of capital.

On July 14, 2017, Enbridge further strengthened its balance sheet with the issuance of US$1.0 billion of hybrid securities. In addition, the Company closed the sale of its interest in the Olympic Pipeline for $0.2 billion on July 31, 2017, increasing the total asset monetizations to $2.5 billion since the announcement of the Merger Transaction. Enbridge will continue to assess its overall asset portfolio for opportunities to selectively monetize non-core assets and free up capital for re-deployment to its growth program.

Quarterly Dividend

On June 1, 2017, Enbridge paid a previously announced quarterly dividend on its common shares of $0.61 per share. On January 5, 2017, the Company announced that it would increase its quarterly common share dividend from $0.53 per share to $0.583 per share effective with the dividend payable on March 1, 2017. Following the successful closing of the merger with Spectra Energy, the Company announced a further $0.027 per share increase in the Company's common share dividend to be effective with the dividend payable on June 1, 2017. Together, these increases represent a 15% increase over the prevailing quarterly rate in 2016.

SECOND QUARTER 2017 PERFORMANCE OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

HIGHLIGHTS

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
(unaudited, millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	1,272	643	2,396	2,255
Gas Pipelines and Processing	682	19	1,021	80
Gas Distribution	153	83	428	322
Green Power and Transmission	51	41	101	90
Energy Services	(18)	(7)	138	(13)
Eliminations and Other	(41)	(48)	(356)	173
Earnings before interest and income taxes	2,099	731	3,728	2,907
Interest expense	(565)	(369)	(1,051)	(781)
Income tax expense	(293)	(10)	(491)	(427)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(241)	20	(465)	(41)
Preference share dividends	(81)	(71)	(164)	(144)
Earnings attributable to common shareholders	919	301	1,557	1,514
Earnings per common share	0.56	0.33	1.11	1.69
Diluted earnings per common share	0.56	0.33	1.10	1.67
Adjusted earnings
Liquids Pipelines	938	922	1,908	2,006
Gas Pipelines and Processing	667	90	1,003	177
Gas Distribution	153	73	422	313
Green Power and Transmission	51	40	101	88
Energy Services	(3)	47	(8)	48
Eliminations and Other	(93)	(83)	(198)	(169)
Adjusted earnings before interest and income taxes[1]	1,713	1,089	3,228	2,463
Interest expense[2]	(588)	(363)	(1,053)	(757)
Income taxes[2]	(194)	(131)	(338)	(307)
Noncontrolling interests and redeemable noncontrolling interests [2]	(188)	(68)	(336)	(136)
Preference share dividends	(81)	(71)	(164)	(144)
Adjusted earnings[1]	662	456	1,337	1,119
Adjusted earnings per common share[1]	0.41	0.50	0.95	1.25
Cash flow data
Cash provided by operating activities	2,033	1,370	3,710	3,231
Cash used in investing activities	(2,368)	(2,080)	(5,891)	(3,932)
Cash provided by financing activities	531	230	2,124	981
Available cash flow from operations[3]
Available cash flow from operations	1,324	868	2,539	1,982
Available cash flow from operations per common share	0.81	0.95	1.81	2.21
Dividends
Common share dividends declared	1,003	492	1,551	952
Dividends paid per common share	0.610	0.530	1.193	1.060
Shares outstanding (millions)
Weighted average common shares outstanding	1,628	917	1,404	897
Diluted weighted average common shares outstanding	1,636	925	1,413	904

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Operating data
Liquids Pipelines - Average deliveries (thousands of bpd)
Canadian Mainline[4]	2,449	2,242	2,521	2,392
Lakehead System[5]	2,604	2,440	2,675	2,588
Regional Oil Sands System[6]	1,171	823	1,228	987
Gas Pipelines - Average throughput (mmcf/d)
Alliance Pipeline Canada	1,519	1,559	1,574	1,587
Alliance Pipeline US	1,623	1,698	1,674	1,724
Canadian Midstream[7]	2,177	-	2,458	-
Gas Pipelines and Processing - Volumes processed (mmcf/d)
Canadian Midstream[8]	1,715	-	1,875	-
US Midstream[9]	5,422	1,141	5,591	1,154
Gas Pipelines and Processing - natural gas liquids (NGL) production
(thousands of bpd)
US Midstream[9]	518	159	516	149
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	71	78	243	251
Number of active customers (thousands)[10]	2,167	2,133	2,167	2,133
Heating degree days[11]
Actual	462	546	2,148	2,255
Forecast based on normal weather volume	476	478	2,351	2,309
Gas Distribution - Union Gas Limited (Union Gas)
Volumes (billions of cubic feet)	222	-	371	-
Number of active customers (thousands)[10]	1,465	-	1,465	-
Heating degree days[11]
Actual	492	-	1,093	-
Forecast based on normal weather volume	514	-	1,090	-

1	Adjusted EBIT, adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP - see Non-GAAP Measures.
2	These balances are presented net of adjusting items.
3

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

4	Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.
5	Lakehead Pipeline System (Lakehead System) throughput volume represents mainline system deliveries to the United States mid-west and eastern Canada.
6	Volumes are for the Athabasca mainline, Athabasca Twin, Waupisoo Pipeline and Woodland Pipeline and exclude laterals on the Regional Oil Sands System.
7	Canadian Midstream throughput volumes represent throughput from the Western Canada Transmission & Processing assets only.
8	Canadian Midstream processing volumes represent the volumes processed through the Tupper Main and Tupper West gas plants and the Western Canada Transmission & Processing assets.
9

US Midstream processing volumes and NGL production represent the volumes processed and produced from the Field Services assets and the Midcoast Energy Partnership assets as well as the Aux Sable processing plant.

10	Number of active customers is the number of natural gas consuming EGD and Union Gas customers at the end of the period.
11

Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s and Union Gas’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

EARNINGS BEFORE INTEREST AND INCOME TAXES

For the three and six months ended June 30, 2017, EBIT was $2,099 million and $3,728 million, respectively, compared with $731 million and $2,907 million for the three and six months ended June 30, 2016. Earnings for the three and six months ended June 30, 2017 were positively impacted by contributions from new assets following the completion of the Merger Transaction.

The positive impact to EBIT resulting from the Merger Transaction’s new assets was partially offset by lower results in the Energy Services and Liquids Pipelines segments as discussed below.

The comparability of the Company’s earnings period-over-period is also impacted by a number of unusual, non-recurring or non-operating factors that are enumerated in the Non-GAAP Reconciliation tables, the most significant of which are changes in unrealized derivative fair value gains and losses. For the three months ended June 30, 2017, the Company’s EBIT reflected $461 million of unrealized derivative fair value gains, compared with losses of $98 million in the corresponding 2016 period. For the six months ended June 30, 2017, the Company’s EBIT reflected $877 million of unrealized derivative fair value gains, compared with gains of $834 million in the corresponding 2016 period. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price risks which creates volatility in short-term earnings. Over the long-term, Enbridge believes its hedging program supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based.

In addition, the comparability of period-over-period EBIT was impacted by the recognition of an impairment of $176 million ($103 million after-tax attributable to Enbridge) in the second quarter of 2016 related to Enbridge’s 75 percent joint venture interest in Eddystone Rail Company, LLC, a rail-to-barge transloading facility located in Greater Philadelphia, Pennsylvania.

EBIT for the six months ended June 30, 2017 also reflected charges of $178 million ($130 million after-tax) with respect to costs incurred in conjunction with the Merger Transaction, as well as $208 million ($146 million after-tax) of employee severance costs in relation to the Company’s enterprise-wide reduction of workforce in March 2017 and restructuring costs in connection with the completion of the Merger Transaction.

EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS

Earnings attributable to common shareholders for the three months ended June 30, 2017 were $919 million, or $0.56 per common share, compared with $301 million, or $0.33 per common share, for the three months ended June 30, 2016. Earnings attributable to common shareholders for the six months ended June 30, 2017 were $1,557 million, or $1.11 per common share, compared with $1,514 million, or $1.69 per common share, for the six months ended June 30, 2016.

In addition to the factors discussed in EBIT above, interest expense for the three and six months ended June 30, 2017 was higher, compared with the corresponding 2016 periods, as a result of debt assumed in the Merger Transaction. Preference share dividends were also higher reflecting additional preference shares issued in the fourth quarter of 2016 to partially fund the Company’s growth capital program.

Income tax expense increased for the three and six months ended June 30, 2017, compared with the corresponding 2016 periods, largely due to the increase in earnings.

Earnings attributable to noncontrolling interests and redeemable noncontrolling interests increased in the second quarter and the first half of 2017, compared with the corresponding 2016 periods. The increase was driven by additional noncontrolling interests associated with the assets acquired in the Merger Transaction and lower earnings attributable to noncontrolling interests in Enbridge Energy Partners, L.P. (EEP) during 2016.

Lower earnings per common share for the six months ended June 30, 2017, compared with the corresponding 2016 period, reflected the issuance of approximately 691 million common shares in February 2017 as part of the consideration for the Merger Transaction, the issuance of approximately 75 million common shares in 2016 through a 56 million follow-on common share offering in the first quarter of 2016, and ongoing issuances under the Company’s Dividend Reinvestment Program.

ADJUSTED EARNINGS BEFORE INTEREST AND INCOME TAXES

For the three and six months ended June 30, 2017, adjusted EBIT was $1,713 million and $3,228 million, respectively, an increase of $624 million and $765 million over the corresponding three and six-month periods in 2016. The largest driver of adjusted EBIT growth over the prior year periods was the contributions of new assets acquired in the Merger Transaction. Also contributing to the period-over-period growth in adjusted EBIT were increased contributions from the Green Power and Transmission segment. These positive contributions were partially offset by warmer weather in the franchise areas served by the Company’s gas distribution utilities and lower results in the Energy Services and Liquids Pipelines segments.

Growth in adjusted EBIT was most pronounced in the Gas Pipelines and Processing segment, where a majority of the new assets acquired through the Merger Transaction are reported. Growth for this segment also reflected contributions from the Tupper Main and Tupper West gas plants acquired in April 2016.

Excluding contributions from Express-Platte as part of the Merger Transaction, Liquids Pipelines adjusted EBIT decreased in the three and six months ended June 30, 2017, compared with the corresponding 2016 periods. The second quarter of 2017 was impacted by several transitory items including a significant unexpected outage and accelerated maintenance at a customer’s upstream facility, additional related and unrelated production disruptions, and a hydrostatic testing program on Line 5 during the month of June 2017. The combined impact on the Mainline System of these factors was approximately $50 million in the second quarter of 2017. Up until the month of June, the Mainline System had been delivering near record volumes and operating under apportionment in heavy crude oil service. Apportionment on the Mainline System also impacted the adjusted EBIT contribution of certain downstream pipelines during the first and second quarters of 2017. Liquids Pipelines reported performance was further impacted by a change in practice whereby the Company no longer includes cash received under certain take-or-pay contracts with make-up rights in its determination of adjusted EBIT. In addition, the divestiture of certain assets and lower surcharge revenues decreased adjusted EBIT. Adjusted EBIT generated by Liquids Pipelines is expected to grow over the second half of 2017 as throughput on the Mainline System is expected to return to record levels achieved earlier in the year and capacity optimization projects, undertaken in the first half of the year to alleviate apportionment on the Mainline System, are operationalized.

Within the Gas Distribution segment, EGD generated lower adjusted EBIT for the six months ended June 30, 2017, compared with the corresponding 2016 period, primarily due to lower distribution revenues attributable to warmer than normal weather in the first half of 2017. Effective January 1, 2017, EGD ceased to exclude the effect of warmer/colder weather from its adjusted EBIT. In the first half of 2017, warmer than normal weather impacted EGD’s adjusted EBIT by approximately $23 million. The period-over-period decrease in EGD’s adjusted EBIT was more than offset by contributions from Union Gas since the completion of the Merger Transaction.

Energy Services adjusted EBIT for the three and six months ended June 30, 2017 reflected compressed location and quality differentials in certain markets, lower refinery demand for certain products and fewer opportunities to achieve profitable margins on facilities where the Company holds capacity obligations. Adjusted EBIT from Energy Services is dependent on market conditions and results achieved in one period may not be indicative of results to be achieved in future periods.

The increase in adjusted loss before interest and income taxes reported within Eliminations and Other reflects higher unallocated corporate costs which primarily resulted from the Merger Transaction, partially offset by synergies achieved thus far on integration of corporate functions.

ADJUSTED EARNINGS

Adjusted earnings were $662 million, or $0.41 per common share, for the three months ended June 30, 2017, compared with $456 million, or $0.50 per common share, for the three months ended June 30, 2016. Adjusted earnings were $1,337 million, or $0.95 per common share, for the six months ended June 30, 2017, compared with $1,119 million, or $1.25 per common share, for the six months ended June 30, 2016.

In addition to the factors discussed in Adjusted Earnings Before Interest and Income Taxes above, the comparability of adjusted earnings is consistent with the discussion in Earnings Attributable to Common Shareholders above.

AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO for the three months ended June 30, 2017 was $1,324 million, or $0.81 per common share, compared with $868 million, or $0.95 per common share, for the three months ended June 30, 2016. ACFFO was $2,539 million, or $1.81 per common share, for the six months ended June 30, 2017, compared with $1,982 million, or $2.21 per common share, for the six months ended June 30, 2016. The year-over-year growth in ACFFO was driven by the same factors as discussed in Adjusted EBIT above, as well as other items discussed below. However, ACFFO per common share has decreased quarter-over-quarter due to the increase in the number of common shares outstanding which resulted from the completion of the Merger Transaction, and other issuances in 2016, as noted above in Earnings Attributable to Common Shareholders.

Also contributing to the quarter-over-quarter increase in ACFFO were higher cash distributions that the Company received from its equity investments, resulting from their improved operating performance as well as distributions from newly acquired equity investments which were a part of the Merger Transaction.

The above positive effects on ACFFO quarter-over-quarter were partially offset by higher maintenance capital expenditures in the first half of 2017, which reflected the spending on assets acquired in the Merger Transaction and higher spending in Liquids Pipelines on certain leasehold improvements. The increase was partially offset by a decrease in maintenance capital expenditures in the Gas Distribution segment due to the timing of higher spending in 2016 on EGD’s Work and Asset Management System program; and a decrease, excluding the effect of the Merger Transaction, in the Gas Pipelines and Processing segment due to a shift in the timing of maintenance capital expenditures to the later quarters of 2017.

Also partially offsetting the increase in ACFFO was higher interest expense and higher preference share dividends for the three and six months ended June 30, 2017, compared with the corresponding periods, as discussed in Earnings Attributable to Common Shareholders above.

The increase in ACFFO quarter-over-quarter was also impacted by the increased distributions to noncontrolling interests related to assets acquired in the Merger Transaction, which was partially offset by the decrease in distributions to noncontrolling interests in EEP resulting from the reduction in its quarterly distribution as well as the purchase of Midcoast Energy Partners, L.P.’s outstanding publicly-held common units. Refer to United States Sponsored Vehicle Strategy in the Company’s MD&A.

Also offsetting the positive effects on ACFFO were higher distributions to redeemable noncontrolling interests due to increased public ownership in the Fund Group (comprising the Enbridge Income Fund, Enbridge Commercial Trust, Enbridge Income Partners LP (EIPLP) and the subsidiaries and investees of EIPLP) resulting from Enbridge Income Fund Holdings Inc.’s secondary offering in the second quarter of 2017.

Other non-cash adjustments include various non-cash items presented in the Company’s Consolidated Statements of Cash Flows, as well as adjustments for unearned revenues received in each period.

CONFERENCE CALL

Enbridge will host a joint conference call and webcast on Thursday, August 3, 2017 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) with Enbridge Income Fund Holdings Inc., Enbridge Energy Partners, L.P. and Spectra Energy Partners, LP to discuss the second quarter 2017 results. Analysts, members of the media and other interested parties can access the call toll free at (877) 930-8043 or within and outside North America at (253) 336-7522 using the access code of 51403910#. The call will be audio webcast live at http://edge.media-server.com/m/p/7gd26ak2. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available for seven days after the call toll-free (855) 859-2056 or within and outside North America at (404) 537-3406 (access code 51403910#).

The conference call format will include prepared remarks from the executive team followed by a question and answer session for the analyst and investor community only. Enbridge’s media and investor relations teams will be available after the call for any additional questions.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; expected performance of the Liquids Pipelines business; financial strength and flexibility; expectations on sources of liquidity and sufficiency of financial resources; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Company’s commercially secured growth program; expected future growth and expansion opportunities; expectations about the Company’s joint venture partners’ ability to complete and finance projects under construction; expected closing of acquisitions and dispositions; estimated future dividends; recovery of the costs of the Canadian portion of the Line 3 Replacement Program (Canadian L3R Program); expected expansion of the T-South System; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the Merger Transaction including the combined Company’s scale, financial flexibility, growth program, future business prospects and performance; impact of the Canadian L3R Program on existing integrity programs; dividend payout policy; dividend growth and dividend payout expectation; and expectations on impact of hedging program.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the realization of anticipated benefits and synergies of the Merger Transaction; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of the dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Company, expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, operating performance, regulatory parameters, dividend policy, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

ABOUT ENBRIDGE INC.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, the majority of which accounts for approximately 65 percent of United States-bound Canadian crude oil exports, and moves approximately 20 percent of all natural gas consumed in the United States serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 megawatt hours of net renewable generating capacity in North America and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB. Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com

DIVIDEND DECLARATION

On August 2, 2017, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on September 1, 2017, to shareholders of record on August 15, 2017.

Common Shares	$0.61000
Preference Shares, Series A	$0.34375
Preference Shares, Series B1	$0.21340
Preference Shares, Series C2	$0.18600
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J3	US$0.30540
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500
Preference Shares, Series 17	$0.32188

1	The quarterly dividend amount of Series B was reset to $0.21340 from $0.25000 on June 1, 2017, due to reset on every fifth anniversary thereafter.
2	The quarterly dividend amount of Series C was set at $0.18600 on June 1, 2017, due to reset on a quarterly basis thereafter.
3	The quarterly dividend amount of Series J was reset to US$0.30540 from US$0.25000 on June 1, 2017, due to reset on every fifth anniversary thereafter.

NON-GAAP MEASURES

This news release contains references to adjusted EBIT, adjusted earnings, adjusted earnings per common share, ACFFO and ACFFO per common share. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings represents earnings attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings, adjusted earnings per common share, ACFFO and ACFFO per common share gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings, adjusted earnings per common share, ACFFO and ACFFO per common share are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

NON-GAAP RECONCILIATION – EBIT TO ADJUSTED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
(millions of Canadian dollars)
Earnings before interest and income taxes	2,099	731	3,728	2,907
Adjusting items[1]:
Change in unrealized derivative fair value (gain)/loss[2]	(461)	98	(877)	(834)
Assets and investment impairment loss	-	187	-	187
Unrealized intercompany foreign exchange (gain)/loss	7	(5)	14	55
Hydrostatic testing	-	-	-	(12)
Make-up rights adjustments[3]	-	48	-	115
Northeastern Alberta wildfires pipelines and facilities restart costs	-	21	-	21
Leak remediation costs, net of leak insurance recoveries	4	1	8	16
Warmer/(colder) than normal weather[4]	-	(9)	-	8
Project development and transaction costs	50	3	203	3
Employee severance and restructuring costs	79	8	208	8
Other	(65)	6	(56)	(11)
Adjusted earnings before interest and income taxes	1,713	1,089	3,228	2,463
Interest expense	(565)	(369)	(1,051)	(781)
Income taxes	(293)	(10)	(491)	(427)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(241)	20	(465)	(41)
Preference share dividends	(81)	(71)	(164)	(144)
Adjusting items in respect of:
Interest expense	(23)	6	(2)	24
Income taxes	99	(121)	153	120
Noncontrolling interests and redeemable noncontrolling interests	53	(88)	129	(95)
Adjusted earnings	662	456	1,337	1,119

1	The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions in the Company’s MD&A.
2	Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.
3	Effective January 1, 2017, the Company no longer makes such an adjustment to its EBIT. For further details refer to Financial Results - Liquids Pipelines in the Company’s MD&A.
4	Effective January 1, 2017, the Company no longer makes such an adjustment to its EBIT. For further details refer to Financial Results - Gas Distribution in the Company’s MD&A.

NON-GAAP RECONCILIATION – ADJUSTED EBIT TO ACFFO

To facilitate understanding of the relationship between adjusted EBIT and ACFFO, the following table provides a reconciliation of these two key non-GAAP measures.

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
(millions of Canadian dollars)
Adjusted earnings before interest and income taxes	1,713	1,089	3,228	2,463
Depreciation and amortization[1]	868	555	1,540	1,114
Maintenance capital expenditures[2]	(374)	(144)	(556)	(295)
	2,207	1,500	4,212	3,282
Interest expense[3]	(631)	(363)	(1,110)	(757)
Current income taxes[3]	(42)	(34)	(83)	(81)
Distributions to noncontrolling interests	(195)	(178)	(386)	(362)
Distributions to redeemable noncontrolling interests	(63)	(53)	(117)	(95)
Preference share dividends	(81)	(71)	(164)	(144)
Cash distributions in excess of equity earnings[3]	68	43	55	21
Other non-cash adjustments	61	24	132	118
Available cash flow from operations	1,324	868	2,539	1,982
1 Depreciation and amortization:
Liquids Pipelines	385	336	741	682
Gas Pipelines and Processing	250	75	386	149
Gas Distribution	157	84	269	164
Green Power and Transmission	50	47	101	95
Energy Services	1	1	1	1
Eliminations and Other	25	12	42	23
	868	555	1,540	1,114
2 Maintenance capital expenditures:
Liquids Pipelines	(54)	(28)	(105)	(72)
Gas Pipelines and Processing	(153)	(12)	(192)	(23)
Gas Distribution	(131)	(84)	(195)	(166)
Green Power and Transmission	-	(1)	(2)	(1)
Eliminations and Other	(36)	(19)	(62)	(33)
	(374)	(144)	(556)	(295)
3 These balances are presented net of adjusting items.

NON-GAAP RECONCILIATION – ACFFO

The following table provides a reconciliation of cash provided by operating activities (a GAAP measure) to ACFFO.

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities	2,033	1,370	3,710	3,231
Adjusted for changes in operating assets and liabilities[1]	(219)	(87)	(460)	(209)
	1,814	1,283	3,250	3,022
Distributions to noncontrolling interests	(195)	(178)	(386)	(362)
Distributions to redeemable noncontrolling interests	(63)	(53)	(117)	(95)
Preference share dividends	(81)	(71)	(164)	(144)
Maintenance capital expenditures[2]	(374)	(144)	(556)	(295)
Significant adjusting items:
Weather normalization	-	(7)	-	6
Make-up rights adjustments	29	46	42	113
Project development and transaction costs	47	3	199	3
Realized inventory revaluation allowance[3]	-	(15)	-	(283)
Employee severance and restructuring costs	79	8	206	8
Other items	68	(4)	65	9
Available cash flow from operations	1,324	868	2,539	1,982
Available cash flow from operations per common share	0.81	0.95	1.81	2.21

1	Changes in operating assets and liabilities include changes in environmental liabilities, net of recoveries.
2

Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3	Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.